Caledonia grants an extension for the fulfilment of a suspensive condition of the Barbrook Sale Agreement

Toronto, Ontario – April 23, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces that Eastern Goldfields SA (Proprietary) Limited (“Eastern”) has requested that the date for the fulfilment of the final suspensive conditions be extended to May 31, 2008.

As announced in the press release on February 25, 2008 all the suspensive conditions of the sale agreement were to be met within 60 days of acceptance of the offer to purchase.  All suspensive conditions, apart from one, had been met by April 21, 2008.

Caledonia, as requested, has granted an extension to Eastern for the fulfillment of the final suspensive condition and Eastern paid Caledonia a SAR 5 million (C$ 659,850) installment towards the purchase price on April 21, 2008. This installment will be non-refundable in the event the final suspensive condition is not fulfilled.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881